UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

Commission File Number: 001-41066

Sono Group N.V.
(Registrant’s name)

Waldmeisterstraße 76
80935 Munich
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

On June 13, 2022, Sono Group N.V. issued a press release. A copy of the press release is furnished as Exhibit 99.1 hereto.

EXHIBIT INDEX

Exhibit 10.1 Ordinary Shares Purchase Agreement between Sono Group N.V. and Joh. Berenberg, Gossler & Co. KG, dated June 13, 2022

Exhibit 10.2 Registration Rights Agreement between Joh. Berenberg, Gossler & Co. KG and Sono Group N.V., dated June 13, 2022

Exhibit 99.1. Press release dated June 13, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sono Group N.V.
(Registrant)

Date: June 13, 2022	/s/ Johannes Trischler
Johannes Trischler
General Counsel